SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)*

Chart Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

16115Q 20 9 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q 20 9	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only). Arthur S. Holmes

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 78,152 6. Shared Voting Power 77,206 7. Sole Dispositive Power 78,152 8. Shared Dispositive Power 77,206

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,358

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 2.9%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CHART INDUSTRIES, INC.

Schedule 13G of Arthur S. Holmes

Item 1.	(a)	Name of Issuer: Chart Industries, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 5885 Landerbrook Drive, Suite 205, Mayfield Heights, OH 44124

Item 2.	(a)	Name of Person Filing: Arthur S. Holmes

	(b)	Address of Principal Business Office or, if None, Residence: 5885 Landerbrook Drive, Suite 205, Mayfield Heights, OH 44124

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.01 par value per share

	(e)	CUSIP Number: 16115Q 20 9

Item 3.

Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned: 155,358 shares of Common Stock

(b) Percentage of class: 2.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 78,152,

(ii) Shared power to vote or direct the vote: 77,206,

(iii) Sole power to dispose or direct the disposition of: 78,152,

(iv) Shared power to dispose or direct the disposition of: 77,206,

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Christine H. Holmes, the spouse of Arthur S. Holmes, beneficially owns 75,635 of the shares of Common Stock reported on this Schedule 13G through a trust. In addition, 1,384 shares of Common Stock reported on this Schedule 13G were held by a foundation, of which Mr. and Mrs. Holmes serve as trustees. In their capacities as trustees of such foundation, Mr. and Mrs. Holmes each have the power to direct the receipt of dividends from, and the proceeds from the sale of, these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

(Date)

/s/ Arthur S. Holmes

(Signature)

Arthur S. Holmes

(Name)

Page 5 of 5 pages